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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DAM Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway – Suite 12-129
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name - if individual, state last, first, middle name)

C7/227 Sector 7 Rohini	Delhi	India	11008-5000
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DAM CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

STATEMENT OF FINANCIAL CONDITON
FOR THE YEAR ENDED MARCH 31, 2021

* * * * * *

DAM Capital (USA), Inc.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   (a)   Facing Page.

[x]   (b)   Statement of Financial Condition.

[ ]   (c)   Statement of Operations.

[ ]   (d)   Statement of Changes in Stockholder's Equity.

[ ]   (e)   Statement of Cash Flows.

[ ]   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Notes to Financial Statements.

[ ]   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).

[ ]   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   (l)   An Affirmation.

[ ]   (m)   A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of subparagraph k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to DAM Capital (USA), Inc. for the year ended March 31, 2021, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CFO/FINOP _____
Title



Notary Public _____



EMILY M. VANDAM
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50026864
MY COMMISSION EXPIRES 11/09/2025

Sworn to and subscribed
before me this
12 day of MAY, 2021



AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Stakeholders of
DAM Capital (USA), Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of DAM Capital (USA), Inc. (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
May 17, 2021

DAM Capital (USA), Inc.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

Statement of Financial Condition
March 31, 2021

Assets		
Cash	$	755,802
Due from parent		216,774
Deferred tax asset		23,600
Income tax receivable		3,915
Other assets		2,995
Total assets	**$**	**1,003,086**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	6,557
Stockholder's equity:		
Common stock ($.01 par value; 100,000,000 shares authorized,		
issued and outstanding)		1,000,000
Accumulated deficit		(3,471)
Total stockholder's equity		996,529
Total liabilities and stockholder's equity	**$**	**1,003,086**

The accompanying notes are an integral part of this statement of financial condition.

DAM Capital (USA), Inc.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2021

1. **Organization**

   DAM Capital (USA), Inc. (the "Company"), is a wholly owned subsidiary of DAM Capital Advisors Limited ("the Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal business activity is brokering transactions in Indian equities for U.S. institutional clients under SEC Rule 15a-6(a)(3). The customers of the Company transact their business on a delivery versus payment basis with settlement of the transactions facilitated by the Parent in India for securities traded in Indian stock markets.

   IDFC Limited, the ultimate holding company of the Company, through its wholly owned subsidiary IDFC Financial Holding Company Limited, the immediate holding company, completed the sale of its 100% equity share in DAM Capital Advisors Limited (formerly IDFC Securities Limited) the holding company to Dharmesh Mehta and other investors. The transaction was completed in June 2020.

   During the year ended March 31, 2021 the Company changed its name from IDFC Capital (USA) Inc. to DAM Capital (USA) Inc.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates
   In preparing the financial statements, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

   Transfer Pricing Income
   The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent in order to attract institutional customers. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, occupancy, travel and other operating costs, plus a transfer pricing agreement profit factor of 7%.

   Income Taxes
   Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

   The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company

2. **Significant Accounting Policies (continued)**

Income Taxes (continued)

has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position would be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Contract Assets and Liabilities
Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts receivable on April 1, 2020 and no contract assets or liabilities. As of March 31, 2021, there were no accounts receivable and no contract assets or liabilities.

Allowance for Credit Losses

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance was effective for the Company on April 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

3. **Income Taxes**

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2021, the Company has a deferred tax asset of $23,600, recorded in the accompanying statement of financial condition and is a result of temporary differences primarily related to amortization of organization costs.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

3. **Income Taxes (continued)**

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, and as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

4. **Concentration of Credit Risk**

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains its cash balances at a major financial institution which at times may exceed federally insured limits. The Company does not believe that these amounts are exposed to significant risk.

5. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, of not be less than $250,000. As of March 31, 2021, the Company had net capital of $749,245 that was $499,245 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

6. **Related Party Transactions**

The Company maintains a service level agreement with the Parent whereby the Company distributes research on its behalf. The Parent compensates the Company by paying its expenses plus a markup of 7%.

At March 31, 2021, $216,774 remained unpaid and is reflected as due from Parent on the statement of financial condition.

The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

7. **Commitments and Contingencies**

The Company's operating lease was terminated as of August 31, 2020. A settlement was reached with the landlord whereby the Company paid a total of $10,000 and abandoned the security deposit in the amount of $4,852.

8. **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

9. **COVID–19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic and financial markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected.